SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2020

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE ON RELATED-PARTY TRANSACTIONS

Parties	Braskem S.A. (“Braskem”) and Companhia de Gás da Bahia (“Bahiagás”)
Relationship with the issuer	Bahiagás is a jointly controlled company by Petrobras Gás S.A. - Gaspetro (subsidiary of Petróleo Brasileiro S.A. - Petrobras) and Mitsui, according to information contained in Petrobras' Financial Statements. Petrobras holds 47.03% interest in the voting capital and 36.15% interest in the total capital of Braskem.
Purpose	Amendment to the contract that regulates the supply, by Bahiagás to Braskem, of natural gas, via local gas distribution pipeline.
Key terms and conditions

In October 2014, a natural gas supply contract was signed between Braskem and Bahiagás, effective until December 2017. This contract has been extended through annual amendments, and the current amendment is effective until December 2021.

The purpose of the reference amendment is:

(i) Supply by Bahiagás of piped natural gas to Braskem units in the state of Bahia, with Daily Contracted Volume of 915,000 m3 (as defined in the relevant contract);

(ii) Value of contractual amendment: R$482,400,000.00;

(iii) Term of contractual amendment: January 1, 2021 to December 31, 2021.

(iv) Possibility of termination of the contract by Braskem for immediate and subsequent migration to the free market, provided that the rules added to this amendment are respected.

No other conditions of the agreement were changed, including those pertaining to rescission (which occurs in cases of continued contractual breach, violation of compliance obligations or bankruptcy, insolvency or court-supervised reorganization of any of the Parties).

Date of execution of the agreement	December 17, 2020

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Any participation by the counterparty, its partners or managers in the decision-making process of the issuer or in the negotiation of the transaction as representatives of the issuer	There was no participation of the counterparty, the counterparty partners or the counterparty managers in Braskem decision-making process or in the negotiation of the transaction, and the board members appointed by Petrobras abstained from deliberating the operation within the scope of Braskem's Board of Directors.
Detailed justification of the reasons why the management of the issuer believes the transaction was carried out on an arm’s length basis or involves adequate compensatory payment

Bahiagás is the exclusive concessionaire of public services for the distribution of piped natural gas in the state of Bahia.

The natural gas market is regulated by the Bahia State Regulatory Agency and the National Agency of Petroleum, Natural Gas and Biofuels - ANP. In this regard, this amendment strictly complied with the legislation in force, including with regard to the tariffs and conditions adopted.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 29, 2020

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.